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SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8- 41807

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN WEALTH MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3495 PIEDMONT ROAD, BUILDING 12 SUITE 200
(No. and Street)

ATLANTA (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEROME A. BORZELLO 404-262-2719
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPRINGER GOLDMAN & ASSOCIATES, CPA's, P.C.
(Name — *if individual, state last, first, middle name*)

472 SESSIONS STREET, SUITE 24 (Address) MARIETTA (City) GA (State) 30060 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JEROME A. BORZELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN WEALTH MANAGEMENT, INC., as of DECEMBER 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

HEATHER D LAWSON
MY COMMISSION EXPIRES
OCT 2 2005
COBB COUNTY, GEORGIA
NOTARY PUBLIC

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (0) Independent Auditor's Report on Internal accounting structure required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.
(A Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2000

CONTENTS

SPRINGER, GOLDMAN
& ASSOCIATES, CPA'S P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of American Wealth Management, Inc. as of December 31, 2001, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of American Wealth Management, Inc. as of December 31, 2000, were audited by other auditors whose report dated February 2, 2001, expresses an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Wealth Management, Inc., as of December 31, 2001, and the results of its operations and it cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1,2,3, and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and in our opinion, is fairly stated in all material respects in relating to the basic financial statements, taken as a whole.

Springer, Goldman & Associates, CPA PC

Springer Goldman & Associates, CPA's P.C.
February 26, 2002

472 Sessions Street • Suite 24 • Marietta, Georgia 30060
770-499-8558 • Fax 770-425-3683
www.springergoldmancpa.com

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 and 2000

EXHIBIT A

ASSETS	2001	2000
Cash-Checking	$ 61,849	$ 34,822
Cash-Money Market	7,546	7,981
Cash-Clearing Deposit	25,018	25,036
Commissions Receivable – brokers	17,672	12,869
A/R-Commissions	37,929	-
Employee Loans	4,405	4,705
Other Receivables	2,211	2,211
Total Current Assets	156,630	87,624
Furniture, Fixtures and Equipment less Accumulated Depreciation of $ 42,374 and 42,869	3,754	3,259
Other Assets		
Prepaid Expenses	14,875	14,085
Deferred Tax Asset	1,182	1,655
Prepaid Income Tax	2,675	2,675
Advances to Stockholder	228,777	232,379
Security Deposit	1,280	1,280
Total Other Assets	252,543	252,074
TOTAL ASSETS	$ 409,173	$342,957
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Commissions Payable	$17,459	$ 16,011
Lease Payable	2,716	2,716
Payroll Tax Payable	35,941	10,266
Accrued Interest	6,863	-
Accrued Expenses	24,342	-
Income Tax Payable	1,756	-
Total Liabilities	89,077	28,993
SHAREHOLDERS' EQUITY (EXHIBIT C)		
Common Stock -$6 Stated Value, 10,000 Shares Authorized, 1000 Shares Issued and Outstanding	6,000	6,000
Additional Paid-in Capital	31,100	31,100
Retained Earnings	276,392	276,864
Current Earnings	6,604	
Total Shareholders' Equity	320,096	313,964
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$409,173	$342,957

The Accompanying Notes to the Financial Statement are an Integral Part of These Statements

EXHIBIT B

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001 and 2000

	2001	2000
INCOME		
Commissions	$ 2,042,980	$ 2,251,734
Interest and other income	157,168	128,992
Total Revenue	2,200,148	2,323,671
COSTS AND EXPENSES		
Clearing Costs	599,942	591,227
Commissions	1,208,469	1,362,280
General and Administrative	376,514	437,037
Interest	6,863	98
Total Costs and Expenses	2,191,788	2,390,642
(Loss)Income from Operations	8,360	(9,916)
INCOME BEFORE PROVISION FOR INCOME TAXES		
Provision for Income Taxes (Note 3)	1,756	(1,655)
NET INCOME	$6,604	$(8,261)

The Accompanying Notes to the Financial Statement
are an Integral Part of These Statements

EXHIBIT C

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE – December 31, 2000	1000	$ 6,000	$ 31,100	$ 276,392	$ 313,492
NET INCOME (Exhibit B)				6,604	
BALANCE – December 31, 2001	1000	$ 6,000	$ 31,100	$282,996	$ 320,096

The Accompanying Notes to the Financial Statements
are an Integral Part of These Statements

EXHIBIT D

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001 and 2000

CASH FLOWS FROM OPERATING ACTIVITIES

		2001	2000
Net Profit(Loss)	$	6,604	(8,261)
Adjustments to reconcile net profit to net cash used In operating activities			
Depreciation		822	2,585
Decrease(increase) in receivable-clearing organization		(37,929)	-
Decrease(increase) in receivable-brokers		(4,803)	(87,060)
Decrease(increase) in employee loans		300	(4,705)
Decrease(increase) in other receivable		-	9,777
Decrease(increase) in clearing house deposit		18	(35)
Decrease(increase) in prepaid expenses		(790)	237
Decrease(increase) in deferred tax asset		473	(1,655)
Decrease(increase) in prepaid income tax		-	(2,675)
Decrease(increase) in other assets		-	1,244
Increase (decrease) in commissions payable		1,448	(87,213)
Increase (decrease) in payroll taxes payable		25,675	10,266
Increase(decrease) in other liablilties		29,356	(1,544)
Increase(decrease) in income tax payable		1,756	(10,240)
Net cash provided (used) in operating activities		22,990	(5,159)
Cash flows from investing activities			
Money market		435	33,979
Net cash provided (used) in investing activities		435	33,979
Cash flows from financing activites			
Principle payments on capital lease obligation		-	(1,358)
Advances to stockholder		3,602	(8,851)
Net cash provided (used) in financing activities		3,602	(10,205)
Increase (decrease) in cash & cash equivalents		27,027	18,611
Cash, beginning of year		34,822	16,211
Cash, ending of year		61,849	34,822

The Accompanying Notes to the Financial Statements
are an Integral Part of These Statements

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, The National Association of Securities Dealers, and the Georgia Securities Commissions. Pursuant to the registration, the Company must maintain a minimum net capital requirement of $5,000 and is not authorized to hold securities or funds for customers. American Wealth Management, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto (see Note 2.)

B. The Company files income tax returns on the accrual basis and the financial statements are prepared on the accrual basis of accounting.

C. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

D. Commission income and the related expense are recorded on a settlement date basis.

E. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. CLEARING BROKER-DEALER AGREEMENT

In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Clearing charges of 25% of commissions earned are withheld from the monthly remittance. Raymond James is responsible for all clearing transactions and maintenance of customer accounts for the company.

3. INCOME TAX LIABILITY

The income tax liability as of December 31, 2001, is as follows:

Current Taxes Payable	$ 1,756
Total Income Tax Liability	$ 1,756

The components of income tax expense as of December 31, 2001, are as follows:

Current	$ 1,756
Total Income Tax Expense	$ 1,756

4. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. CHANGE OF AUDITOR

The 2000 audit for the company was performed by Davis & Associates, CPA's and all figures representing the year 2000 were obtained from that audit.

SCHEDULE 1

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2001

TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 320,096
LESS NON-ALLOWABLE ASSETS	
Other Assets	270,525
Less Haircut on Other Securities - Money Market ($7,546 X 2%)	151
NET CAPITAL	$ 49,420

SCHEDULE 2

AMERICAN WEALTH MANAGEMENT, INC.
RECONCILATION OF NET CAPITAL COMPUTATION
(Pursuant to rule 17a-5 (d) (4) of the Securities Exchange Act of 1934)
DECEMBER 31, 2001

	Reported in Unaudited Part II A Focus Report	Difference	Reported in Audited Financial Statement
TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 312,141	$ 7,955	$ 320,096
Less Non-Allowable Assets	270,525	0	270,525
Less Haircuts	151	0	151
NET CAPITAL	$ 41,465	$ 7,955	$ 49,420

DIFFERENCE BETWEEN UNAUDITED AND AUDITED STATEMENTS

Increase in Other Receivable	$ 1,124
Increase in Prepaid	790
Increase in Furniture & Fixtures	3,767
Increase in Accum. Deprec	319
Increase in Tax Asset	1,182
Increase in A/R commissions	37,929
Increase in Commissions Payable	602
Decrease in Accrued Expenses	(6,863)
Decrease in Accrued Interest	(24,342)
Decrease in R/E	(1,971)
Decrease in Distributions	(110)
Decrease in Income Tax Payable	(1,756)
Increase in Lease Payable	(2,716)
NET INCREASE (DECREASE) IN SHAREHOLDERS' EQUITY	$ 7,955

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND BASIC CAPITAL NET REQUIREMENT
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS	
Commissions Payable	$ 17,459
Income Tax Payable	1,756
TOTAL AGGREGATE INDEBTNESS	$ 19,215
RATIO – Aggregate Indebtedness To Net Capital	.3889 to 1
BASIS NET CAPITAL REQUIREMENT	
Net Capital (Schedule 1)	$ 49,420
Minimum Net Capital Requirement	5,000
EXCESS NET CAPITAL	$ 44,420

SCHEDULE 4

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE
WITH RULE 15c3-3 AND STATEMENTS
OF SUBORDINATED LIABILITIES
DECEMBER 31, 2001

The Company is exempt from compliance with rule 15c3-3. All transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2001.

The Company had no liabilities subordinated to the claims of creditors as of December 31, 2001.

SPRINGER, GOLDMAN
& ASSOCIATES, CPA'S P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of American Wealth Management, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. The company was in compliance with the condition of the exemption and no facts came to our attention indicating that such condition had not been complied with during the year ended December 31, 2001.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation my deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted the following matter involving the control procedures and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of American Wealth Management, Inc. for the year ended December 31, 2001, and this report does not affect our report thereon dated

472 Sessions Street • Suite 24 • Marietta, Georgia 30060
770-499-8558 • Fax 770-425-3683
www.springergoldmancpa.com

There is an inherent, inadequate segregation of duties, due to the small nature of the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company" practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Springer Goldman & Associates, CPA's PC

Springer Goldman & Associates, CPA's P.C.
February 27, 2002